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                                                          Exhibit (a)(5)(viii)


                          CBIZ ANNOUNCES FINAL RESULTS

                   OF ITS MODIFIED DUTCH AUCTION TENDER OFFER

Cleveland, Ohio (July 16, 2003)--CBIZ (Century Business Services, Inc.) (NASDAQ:
CBIZ) today announced the final results of its modified Dutch Auction tender offer, which expired at 5:00 p.m. New York City time, on July 9, 2003. CBIZ will purchase 9,931,738 shares of its common stock at a purchase price of $3.30 per share, or a total cost of approximately $32.8 million. Based on the final count by Fifth Third Bank, the depositary for the tender offer, 9,931,738 shares of common stock were properly tendered and not withdrawn at prices between $3.00 and $3.30 per share (including shares tendered by holders that indicated in their Letter of Transmittal that such holders were willing to accept the price determined in the tender offer).

Payment for shares validly tendered and accepted for purchase, and the return of all other shares tendered but not accepted for payment, will be made promptly by Fifth Third Bank.

As a result of the completion of the tender offer, CBIZ expects to have approximately 86,081,504 shares of common stock outstanding. Subject to applicable law, CBIZ may in the future purchase up to 5,068,262 additional shares under its previously announced share repurchase program authorizing the repurchase of up to 15 million shares by December 31, 2003, although CBIZ and its affiliates are prohibited from repurchasing shares until after July 23, 2003.

Any questions with regard to the tender offer may be directed to D.F. King at
(212) 269-5550 (banks and brokerage firms) or (800) 431-9642 (all others).

CBIZ is a provider of outsourced business services to small and medium-sized companies throughout the United States. As the largest benefits specialist, the ninth-largest accounting company, and one of the ten largest valuation and medical practice management companies in the United States, CBIZ provides integrated services in the following areas: accounting and tax; employee benefits; wealth management; property and casualty insurance; payroll; IS consulting; and HR consulting. CBIZ also provides valuation; litigation advisory; government relations; commercial real estate advisory; wholesale life and group insurance; healthcare consulting; medical practice management; worksite marketing; and capital advisory services. These services are provided throughout a network of more than 160 Company offices in 33 states and the District of Columbia.


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Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, but are not limited to, the Company's ability to adequately manage its growth; the Company's dependence on the current trend of outsourcing business services; the Company's dependence on the services of its CEO and other key employees; competitive pricing pressures; general business and economic conditions; and changes in governmental regulation and tax laws affecting its insurance business or its business services operations. A more detailed description of such risks and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

   For further information regarding CBIZ, call the Investor Relations Office at (216) 447-9000 or visit www.cbiz.com.